Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

beckk@gtlaw.com

July 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C.  20549

Attention:Edward M. Kelly / Erin M. Purnell, Legal

Melissa Raminpour / Beverly A. Singleton, Accounting

Re:American Outdoor Brands, Inc.

Amendment 1 to Draft Registration Statement on Form 10

Submitted June 8, 2020

CIK 0001808997

Ladies and Gentlemen:

On behalf of American Outdoor Brands, Inc. (formerly known as American Outdoor Brands Spin Co.), a Delaware corporation (the “Company”), we express our appreciation for your prompt review of Amendment No. 1 to Draft Registration Statement on Form 10 confidentially submitted on June 8, 2020 (the “Draft Registration Statement”) and the Supplemental Response confidentially submitted on June 29, 2020 (the “Supplemental Response”) to the U.S. Securities and Exchange Commission (the “Commission”).  Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are filing with the Commission, via EDGAR, a Registration Statement on Form 10 (the “Registration Statement”), together with responses to the comment letter addressed to Brian D. Murphy, President and Chief Executive Officer of the Company, dated June 16, 2020 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. The Registration Statement includes an updated information statement (the “Information Statement”) and reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter. To further facilitate the Staff’s review, we are also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Draft Registration Statement.

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U.S. Securities and Exchange Commission
June 5, 2020

Amendment 1 to Draft Registration Statement on Form 10 Submitted June 8, 2020

Our Amended and Restated Bylaws designate Delaware as the exclusive forum..., page 48

1.

Staff Comment:  We note the "not intended" language included in response to prior comment 1. As requested in prior comment 1, state clearly both in the information statement and the bylaws filed as Exhibit 3.2 whether the provision applies to actions arising under the Exchange Act or the Securities Act. Additionally, refer to prior comment 1, and provide the requested disclosure if the provision applies. If the provision does not apply, refer to prior comment 1, and address the response requested.

Company Response:  Pursuant to the Staff’s request, the Company has revised both the Information Statement and the Bylaws filed as Exhibit 3.2 to state clearly that the Delaware exclusive forum provisions do not apply to any action asserting claims under the Exchange Act or the Securities Act.

Where You Can Find More Information, page 132

2.

Staff Comment:  We note your response to comment 7. Please revise to remove the qualifying language such as "we believe" and "generally" from your statement that you have discussed the material provisions of the contracts and documents.

Company Response:  Pursuant to the Staff’s request, the Company has removed the qualifying language from its statement that it has discussed the material provisions of the contracts and documents.

Report of Independent Registered Public Accounting Firm, page F-2

3.

Staff Comment:  Please have the auditors address their audit report not only to the stockholders but also to the board of directors of Smith & Wesson Brands, Inc. Reference is made to Rule 2-02 of Regulation S-X.

Company Response:  Pursuant to the Staff’s request, the auditors have now addressed their audit report not only to the stockholders but also to the board of directors of Smith & Wesson Brands, Inc.

Note 1. Background, Basis of Presentation, and Summary of Significant Accounting Policies Revenue Recognition, page F-12

4.

Staff Comment:  In your response to prior comment 10, we note your analysis of why you do not disclose revenue by your four brand lanes. Consider revising to disclose revenue by major product line rather than by brand lane. For example, we note your disclosure on page 85 that your outdoor products and accessories encompass hunting, fishing, camping, shooting, and personal security and defense products, and you provide several examples of they types of products within these categories. Further, you indicate part of the increase in revenue from

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U.S. Securities and Exchange Commission
June 5, 2020

2018 to 2019 was from electro-optics products and market acceptance of newly introduced shooting, hunting, and cutlery products over the past several years.

Company Response:  In addition to the explanations provided in the Supplemental Response, and discussions with the Staff, the Company considered the disaggregation of revenue by product line and individual brand under the guidance of ASC 606-10-50-5. The Company does not believe the risk of uncertainty of revenues or cash flows, nor other considerations within the guidance to be associated with product lines or individual brands and therefore not relevant to investors.

As noted in the Company’s Supplemental Response, the Company manages the business through efforts related to its e-commerce and traditional distribution channels. The Company believes the disaggregation of revenue disclosed by geographic region and distribution channel sales between e-commerce and traditional brick-and-mortar customers appropriately illustrates how the Company measures the effectiveness of its sales structure and the performance of the Company and depicts the nature, amount, timing, and uncertainty of revenues and cash flows relevant to its investors in accordance with ASC 606-10-50-5. The primary revenue metrics that are regularly reviewed by the Company’s Chief Operating Decision Maker, or CODM, relate to the results from the main two distribution channels noted above, with additional focus on specific results at the customer group or specific customer level when necessary.  On a periodic basis, the CODM reviews revenue at the product category and brand levels.  The Company has historically disclosed changes in product line revenue as a legacy disclosure as a result of business acquisitions.  However, this level of revenue disaggregation is not a primary metric reviewed by the CODM, and is not reviewed to make resource allocation decisions. The Company’s CODM periodically reviews individual brand revenue to measure the success of marketing programs and consumer preferences. However, individual brand revenue is also not a primary metric reviewed by the CODM, and is not used to make resource allocation decisions. Based on this review, the Company believes that additional disaggregation of revenue is not necessary in accordance with ASC 606-10-50-5 or ASC 606-10-55-90.

* * * * *

Please note that the Company has included certain changes reflected in the Registration Statement, including the Information Statement, other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated.  If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Bob Kant of our office at (602) 445-8302.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Sincerely,

Katherine A. Beck

cc:Brian D. Murphy, American Outdoor Brands, Inc.

H. Andrew Fulmer, American Outdoor Brands, Inc.

Robert S. Kant, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP